PRESS RELEASE

For Immediate Release

SOURCE: Neptune Technologies & Bioressources Inc.

Strong marketing campaign of OmegaGen Neptune Krill Oil now underway in Australia
---Product Available in Major Pharmacy and Health Food Chains Nationwide---

Laval, Québec, CANADA – June 26th, 2008 – Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB) and its commercial pharmaceutical partner Inovail Pty Ltd have made OmegaGen® Neptune Krill Oil (NKO®), a complementary medicine, now widely available in Australia at the majority of pharmacy chains nationwide including Terry White Chemists, Amcal, Chemist Warehouse, Chemistworks, Chemmart, Healthy Life, and Go Vita, among others. Inovail has launched a direct-to-consumer (DTC) campaign to promote awareness of its benefits.

The promotional campaign of OmegaGen®,is supported by key opinion leaders including Dr. Jeffrey Cohn and Dr. David Colquhoun. Dr. Cohn is Group Leader of the Nutrition and Metabolism Group at the Heart Research Institute, and an Associate Professor in the Faculty of Medicine at the University of Sydney and is also a leading nutrition researcher specializing on phospholipids. Dr. Colquhoun, Associate Professor, is a leading cardiologist at the Wesley Medical Centre in Brisbane.

The DTC advertising campaign encompasses extensive TV and radio programming, including popular talkshows, as well as magazine and outdoor advertising outlets. Additional promotional efforts specifically targeting cardiologists, rheumatologists and general practitioners are also underway. The promotional plan has been supported through a strategic alliance with Innovex Pty Ltd which ranks among the top five sales organizations in the Australian pharmaceutical industry. A newly designed website that provides more information about OmegaGen® can be found at: www.omegagen.com.au.

“The launch of the next product of Inovail’s complementary medicine franchise, OmegaGen® Cardio, which focuses on cholesterol management, is expected shortly,” said Dr. Tina Sampalis, Chief Scientific Officer of Neptune. “Building a strong complementary medicine portfolio with additional products in line to launch will allow Neptune to reap the benefits of this Australian pharmaceutical and complementary medicine market representing over $2 billion in sales. Inovail’s complementary medicine portfolio strategy will shortly become a major revenue growth driver for Neptune.”

Inovail is an independently managed specialty pharmaceutical company and Innovex is the leading contract sales organization in Australia. Both are held by Invida Pharmaceutical Holdings, which is headquartered in Singapore and has offices in 13 Asian Pacific countries. Invida’s shareholders include Temasek Holdings, Quintiles Transnational and the Zuellig Group. For further details see:  www.invida.com.

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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